EXHIBIT 12.1

	For the Nine Months Ended September 30,	For the Year Ended December 31,
	2016	2015	2014	2013	2012	2011
		(In thousands)
Earnings
Loss from continuing operations before income taxes	$(90,703)	$(106,794)	$(90,722)	$(66,720)	$(69,949)	$(48,597)
Fixed charges	463	1,108	508	509	2,795	2,420

Earnings, as defined	$(90,263)	$(105,686)	$(90,214)	$(66,211)	$(67,154)	$(46,177)

Fixed charges:
Interest expense	$—	$572	$35	$—	$2,351	$1,957
Estimated interest component of rent expenses	463	536	473	509	444	463

Total fixed charges	$463	$1,108	$508	$509	$2,795	$2,420

Preferred stock deemed dividend	—	—	—	8,469	—	—

Total fixed charges and preferred dividend	$463	$1,108	$508	$8,978	$2,795	$2,420

Deficiency of earnings available to cover fixed charges and preferred stock dividends(1)	$(90,703)	$(106,794)	$(90,722)	(75,189)	(69,949)	(48,597)

(1):	Adjusted earnings, as described above, were insufficient to cover fixed charges in each year.